UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated May 13, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: May 13, 2015

Exhibit 99.1

WuXi PharmaTech Announces

Formation of a Special Committee to Evaluate Non-Binding Proposal

SHANGHAI, China – May 13, 2015 – WuXi PharmaTech (Cayman) Inc. (“WuXi” or the “Company”) (NYSE:WX), a leading global contract R&D services provider, today announced that, in response to a preliminary non-binding proposal letter, dated April 29, 2015, received by the Company’s board of directors (the “Board”) from Dr. Ge Li (the “Chairman”), founder, chairman and chief executive officer of the Company, and Ally Bridge Group Capital Partners to acquire the Company in a “going private” transaction, the Board has formed a special committee of independent directors (the “Special Committee”) consisting of Xuesong (Jeff) Leng, William R. Keller and Walter T. Kwauk to evaluate the proposed transaction.

Also, the Company has been informed that on May 11, 2015, the Chairman, Ally Bridge Group Capital Partners and Boyu Capital Fund II, L.P. formed a consortium and entered into a related consortium agreement in connection with the proposed transaction.

No decisions have been made by the Special Committee with respect to the Company’s response to the proposed transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

The Special Committee has retained independent legal counsel, Willkie Farr & Gallagher LLP, and is in the process of retaining an independent financial advisor, to assist it in its evaluation. O’Melveny & Myers LLP is representing WuXi.

Wilson Sonsini Goodrich & Rosati (“WSGR”), Sullivan & Cromwell (“S&C”) and Weil, Gotshal & Manges LLP (“WGM”) have been engaged as counsel to the consortium, with WSGR acting as counsel for U.S. and Hong Kong legal matters to the Chairman, S&C acting as counsel for U.S. and Hong Kong legal matters to Ally Bridge Group Capital Partners and WGM acting as counsel for U.S. and Hong Kong legal matters to Boyu Capital. Conyers Dill & Pearman has been engaged as counsel for the consortium on Cayman Islands legal matters.

ABOUT WUXI

WuXi PharmaTech (NYSE: WX) is a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology, and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to help its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi is also building a platform to provide clinical diagnostic services directly to physicians and their patients globally. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec. For further information, please visit http://www.wuxiapptec.com.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release contains certain statements that are not descriptions of historical facts, but are “forward-looking” statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. WuXi may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about WuXi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, whether or not any definitive offer will be made, or if made, whether it will be approved and consummated, and such other risks outlined in WuXi’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. WuXi does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Ronald Aldridge

Director of Investor Relations

Tel: +1-201-585-2048

Email: ron_aldridge@wuxiapptec.com

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